Exhibit 99.1

News

BMO Financial Group Announces Expansion into Wisconsin
Two acquisitions add 40 full-service locations and move BMO
closer to goal of 350-400 U.S. branches
TORONTO, July 10, 2007 — BMO Financial Group today announced it is expanding its U.S. Personal and Commercial Banking business with the definitive agreements to acquire two Wisconsin banks in a move that will increase its U.S. branch network by nearly 20 percent.
In two separate transactions, BMO announced the acquisitions of Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc. Combined, the two banks have approximately 40 full service locations — more than 20 in the Milwaukee area — and 13 limited-service locations, as well as over US$2 billion in assets and US$1.7 billion in deposits.
“Today’s announcements will move us further toward our goal of becoming the leading Personal and Commercial bank in the U.S. Midwest,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “These acquisitions will allow us to enhance the experience the customers of these banks already have by adding the full breadth of personal, business and wealth management services that Harris has delivered in the Chicago market for 125 years.”
BMO announced a definitive agreement to purchase Ozaukee Bank in a stock transaction valued at US$190 million. Under the agreement, Ozaukee Bank holders will receive approximately 3 million shares of BMO Financial Group (Bank of Montreal), parent company of Harris. The exact number of shares will be determined based on a formula prior to closing. Ozaukee Bank is a community bank with six full-service and two limited-service locations in the northern part of the greater Milwaukee area. With US$694 million in assets and US$561 million in deposits, Ozaukee Bank is the deposit share leader in its market.
Additionally, BMO announced a definitive agreement to purchase Merchants and Manufacturers (OTC: MMBI), also headquartered in the Milwaukee area, for US$137.2 million in cash, or US$37.30 per share of Merchants and Manufacturers common stock. Merchants and Manufacturers is a multi-bank holding company with six bank subsidiaries operating 34 full-service and 11 limited-service locations in an area concentrated in Milwaukee, and extending into Green Bay to the north and LaCrosse to the west. Merchants and Manufacturers’ banks have a combined US$1.5 billion in assets and US$1.2 billion in deposits, holding more than half of their deposits in the Milwaukee area.
“Milwaukee is an attractive market for Harris for two important reasons. First, its size and proximity to Chicago — less than 100 miles separate the two cities — make it a natural fit for us. Second, Milwaukee is a relatively affluent market with median household income and projected household income growth higher than the national average,” said Ellen Costello, Chief Executive Officer, Harris Bankcorp, Inc. “When you add to that the commitment to customer service and community involvement Harris shares with these banks, we believe we have significant potential to grow our market share even further.”
The combined transactions represent a price-to-book multiple of 2.2 times book, consistent with purchase multiples in the U.S. Midwest. Excluding one-time costs, the transactions are mildly dilutive to cash earnings per share in year one and mildly accretive to cash earnings per share in year two.
Both acquisitions are expected to close later this year pending approval by U.S. and Canadian regulators, as well as shareholders of the respective companies.
Following the acquisition of First National Bank & Trust in central Indiana, which was completed this year, Harris N.A. has more than 230 locations and over 580 Harris-branded ATMs in Illinois and Indiana. The Wisconsin acquisitions move Harris closer to its goal of 350 to 400 locations across the Midwest. With $42 billion in assets and $29 billion in deposits, Harris is the second-largest bank based on branches in the Chicago market. Additionally, Harris has affiliated wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington.
“Our central Indiana transaction showed just how effective we are in bringing acquired companies on board in an efficient and cost-effective way, because we place such high value on the customers, the market presence and the expertise of the people we gain,” Costello said. “Our determined approach and the strong partnership we forge with leaders in the acquired companies are critical to our success.”
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial customers in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business customers with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

CONTACTS:
Media Relations:
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steve Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
ADDITIONAL INFORMATION AND WHERE TO FIND IT — OZAUKEE BANK TRANSACTION
THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE OZAUKEE BANK TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND OZAUKEE BANK SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND OZAUKEE BANK SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203.
ADDITIONAL INFORMATION AND WHERE TO FIND IT — MERCHANTS AND MANUFACTURERS TRANSACTION
IN CONNECTION WITH THE PROPOSED ACQUISITION OF MERCHANTS AND MANUFACTURERS, MERCHANTS AND MANUFACTURERS WILL PREPARE A PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO THE SHAREHOLDERS OF MERCHANTS AND MANUFACTURERS. BEFORE MAKING ANY VOTING DECISION, MERCHANTS AND MANUFACTURERS’ SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE ACQUISITION CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. MERCHANTS AND MANUFACTURERS’ SHAREHOLDERS WILL BE ABLE TO OBTAIN, WITHOUT CHARGE, A COPY OF THE PROXY STATEMENT (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC FROM THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. MERCHANTS AND MANUFACTURERS’ SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN, WITHOUT CHARGE, A COPY OF THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS (WHEN AVAILABLE) BY DIRECTING A REQUEST BY MAIL OR TELEPHONE TO JOHN KRAWCZYK, ESQ., EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL, MERCHANTS AND MANUFACTURERS BANCORPORATION, INC., 5445 WESTRIDGE DRIVE, NEW BERLIN, WI 53151, OR TELEPHONE: 262-827-6700, OR FROM MERCHANTS & MANUFACTURERS WEBSITE, HTTP://WWW.MMBANCORP.COM.

Participants in the Solicitation
Merchants and Manufacturers and its directors and officers may be deemed to be participants in the solicitation of proxies from Merchants and Manufacturers’ shareholders with respect to the acquisition. Shareholders may obtain additional information regarding the interests of Merchants and Manufacturers and its directors and executive officers in the acquisition, which may be different than those of Merchants and Manufacturers’ shareholders generally, by reading the proxy statement and other relevant documents regarding the acquisition, when filed with the SEC.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of Bank of Montreal, Ozaukee Bank and Merchants and Manufacturers.
However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal cautions readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.
These risks, uncertainties and other factors include, but are not limited to, the satisfaction of closing conditions with respect to each transaction; regulatory approval of the transactions and approval of the transactions by the shareholders of Ozaukee Bank and Merchants and Manufacturers, respectively; the actual closing of the transactions; the actual effects of the transactions on Bank of Montreal and its customers; the ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.